                                                                      EXHIBIT 21

SIGNIFICANT SUBSIDIARIES OF PRINTRAK INTERNATIONAL INC.

As of March 31, 1997, Printrak International Inc. (the "Company") had one subsidiary, Printrak Limited. On May 7, 1997, the Company acquired TFP, Inc. a South Carolina corporation, which became a wholly-owned subsidiary of the Company. On September 9, 1997, SunRise Imaging, a California corporation, was acquired and became a wholly owned subsidiary of the Company. On December 1, 1997, the Company established Printrak International Pty Ltd, in Australia, as a wholly-owned subsidiary of the Company. On December 11, 1998, the Company established Printrak de Argentina S.R.L, in Argentina, as a wholly-owned subsidiary of the Company.